EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%		65
Omnicom Capital Inc.	Connecticut	100%		1
Omnicom Europe Limited	United Kingdom	100%	3	541
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%		34
BBDO Worldwide Inc.	New York	100%	30	131
DDB Worldwide Communications Group Inc.	New York	100%	15	38
TBWA Worldwide Inc.	New York	100%	7	14
DAS Holdings Inc.	Delaware	100%	45	8
Omnicom Media Group Holdings Inc.	Delaware	100%	44	6